6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

August 25, 2020

Via EDGAR and Email

Charles Eastman
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re: Fox Factory Holding Corp.
Form 10-K for the Fiscal Year Ended January 3, 2020
File No. 001-36040

Dear Mr. Eastman:
On behalf of Fox Factory Holding Corp. (the “Company”), set forth below is a response to the additional comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 29, 2020, relating to the above-captioned Annual Report on Form 10-K for the year ended January 3, 2020, filed with the Commission on March 3, 2020 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comment in bold, italic typeface with each subsection lettered for ease of reference, followed by the Company’s response. References to “FOX,” “we,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.
We appreciate the opportunity to continue our dialogue with the Staff, and we also appreciate the Staff’s extension of the deadline to reply to your July 29 letter as the undersigned transitioned into the role of Chief Financial Officer (“CFO”). The Company will address each of the Staff’s comments below. Before doing so however, the Company respectfully affirms its position that based on the facts and circumstances considered in our assessment, the Company’s current disclosure as one operating and reportable segment consistent with the principles of ASC 280 remains appropriate. As the Staff knows, central to the ASC 280 analysis is a “management approach” that is intended to inform financial statement users about the way an issuer makes operating decisions and assesses performance. The single-segment approach we have adopted is intended to provide those insights to financial statement users in the same way that management views our business.
Our chief operating decision maker (“CODM”) is our Chief Executive Officer (“CEO”). Our CEO regularly reviews our operating results to make resource decisions and assess the performance of the business. These operating results include disaggregated sales information for the Company’s Specialty Sports Group (“SSG”) and Powered Vehicles Group (“PVG”) and consolidated gross margin, expense, and profitability information. Key operating decisions impacting the performance of the Company are made by our CEO as evidenced, for example, by the authorization limits on his direct reports, including the SSG and PVG Presidents. Furthermore, the Company’s compensation arrangements for the CEO and his direct reports are based on consolidated Company performance.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

Form 10-K for the Fiscal Year Ended January 3, 2020
Notes to Consolidated Financial Statements
Note 1: Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies
Segments, page 77
1.We note your responses to comments 1 and 2 in our letter dated June 18, 2020. Please address the following:
(a)Provide us with additional details about your management structure and how your company is organized. In your response, expand on your description of PVG and SSG.
As the CODM, our CEO has general charge and management of the affairs, property and business of the corporation, under the oversight, and subject to the review and direction, of the Board of Directors (the “Board”). In this role, the CEO is responsible for allocating resources and assessing performance of the business as a whole. The executive management team that reports into the CODM is based in the United States and Canada with the majority of the team based at the Company’s headquarters in Braselton, GA. The executive management team consists of officers of global functional areas, namely, the undersigned as CFO, Chief Information Officer (“CIO”), General Counsel, and Chief Human Resources Officer (“CHRO”), and the Presidents of SSG and PVG.
SSG and PVG are primarily organized around the end-use application of products. SSG predominantly focuses on suspension and components for bicycles. PVG predominantly focuses on suspension, components, and upfitting solutions for motorized vehicles including on-road vehicles with and without off-road capabilities, off-road vehicles and trucks, side-by-side vehicles, all-terrain vehicles, snowmobiles, specialty vehicles and applications, motorcycles and commercial trucks. The suspension and component businesses share a common technology base and marketing strategy, but service different OEM customers and operate in different geographies, primarily based on the OEM’s manufacturing locations. The SSG and PVG group presidents are primarily focused on revenue, including the engineering necessary to design our products into the customer’s models, but not necessarily the broader product technology.
The business function of the President of Motorsports and Commercial and Specialty Vehicles (“MCSV”) is described in 1(b) below.
As a result of the geographic diversity of our operations, functional area personnel may be embedded within the groups, including information technology, human resources, finance, and legal. However, such personnel do not report into the PVG and SSG Presidents. Instead, these functional areas report into the CIO, CHRO, CFO, and General Counsel, respectively, who then report directly to the CEO.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

(b)Expand on your description of the roles and responsibilities of your CODM, the PVG and SSG group presidents, and the president of motorsports and commercial and specialty vehicles. In your response, describe in further detail the limitations of the PVG and SSG group presidents’ decision-making authority over certain items that contribute to their group’s performance
The CODM is our CEO. In this role, the CEO is responsible for allocating resources and assessing performance of the business as a whole. With high-level oversight and strategic direction from the Board, strategic and operational goals are defined by the CEO, and formalized and approved along with the annual budget. Performance against the budget and operational goals is monitored by our CEO at the consolidated level.
The PVG and SSG Presidents, along with the CEO’s functional direct reports, are charged with executing on the operating decisions of the CEO to achieve the consolidated performance goals of the business. The Presidents of PVG and SSG each have direct reports with product, operational, marketing, sales, and certain engineering responsibilities. As described in greater detail below, our CEO is intimately involved in all key operating decisions, including approving the operating budget, approving the capital budget and making significant capital expenditures, hiring and firing key personnel, making key technology decisions, managing the supply chain and production, implementing key marketing and branding strategies, expanding into new markets or launching new products, entering into significant customer contracts, undertaking mergers and acquisitions, and allocating capital. The SSG and PVG Presidents have very limited discretion to undertake these kinds of activities independently without the CEO’s consent. Resource allocations are communicated to the CEO’s direct reports through an annual goal-setting process that is consolidated into an overall, corporate plan for the fiscal year, and monitored through regular meetings between the CEO and his direct reports and review of consolidated financial results.
The role of President of MCSV was created in February 2019 to enhance customer service for our motorsport customers, develop new business opportunities, and strengthen strategic relationships with key customers. For the fiscal year ended January 3, 2020, the activities of MCSV represented less than 1% of consolidated sales, gross profit, and operating expenses of the Company. In July of 2020, the employee serving as President of MCSV transitioned to a strategic advisor reporting to the CEO. Supervisory and operational responsibilities previously performed by the President of MCSV are being transitioned to other personnel in PVG.
Additional details regarding limitations of the PVG and SSG Presidents’ decision-making authority is included in our response to the Staff’s comment 1(c) below.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

(c)Describe the key operating Decisions, who makes these decisions, and provide us with additional details about how performance is assessed and how resources are allocated within your business.
•The CODM assesses the performance of the Company through review of disaggregated sales information for PVG and SSG, consolidated gross margin, consolidated operating expenses (primarily expressed as a percentage of sales), consolidated net income and net income per share, and consolidated adjusted EBITDA and EBITDA margin. The CODM also assesses performance using consolidated non-GAAP measures related to gross margin, operating expenses, and net income per share. Using this financial information, the CEO makes key operating decisions, examples of which are provided below.
•Approval of the Annual Budget: The CEO approves the annual budget. Additional discussion of the annual budget process is included in the Company’s response to the Staff’s comment 1(d) below.
•Capital Expenditures: The Company’s annual capital budget is approved by the CEO in consideration of the Company’s strategic objectives, compliance with bank covenants, and reasonableness of the ratio of capital investments to consolidated revenue. Specific projects in any operational or functional area must meet a return on investment hurdle established for the Company as a whole, and require CEO approval for projects over $200,000. In the context of the Company’s capital expenditures of $53.5 million for the fiscal year ended January 3, 2020, the CEO’s approval of purchases over $200,000 evidence that the CEO is the decision maker for the types of purchases that drive the performance of the Company.
•Employment Matters: The Company’s hiring policies require the approval of the CHRO, CFO, and the CEO for any new hires at and above the Director level, and approval of any professional position, regardless of level if it is not part of the annual approved budget. These approval requirements limit the CEO’s direct reports ability to make key senior management decisions impacting Company performance.
•Technology: Larger IT projects, such as our implementation of the Oracle ERP system across several sites, are managed by an IT Steering Committee including members of the corporate management team, including the CIO, and representatives from the relevant sites. Decisions to “go-live” on these projects are approved by the IT Steering Committee. Decisions to deploy capital to these projects are approved in accordance with the Company’s capital expenditures policy described in 1(c)(3) above. The involvement of the CIO in the IT Steering Committee and the expenditure approval requirements described above limit the CEO’s direct reports’ ability to make key technology decisions impacting the performance of the Company. Additionally, investments in product technologies that benefit all suspension products, such as LiveValve, are approved and monitored by the CEO.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

•Supply Chain and Production Management: The CEO is actively involved in developing solutions to improve efficiency and quality, maintaining supplier relationships, and monitoring and responding to supply chain risks and opportunities. Examples of such efforts led by the CEO include the recent launch of a new automation and robotics initiative and the sourcing of new electronic sensor technologies. The efforts impact all manufacturing locations.
•Marketing and Brand Strategy: The CEO makes key operating decisions pertaining to marketing and brand strategy, including new product launch, channels, pricing, and the use of the FOX brand and the Company’s other trade names. For example, in 2020, the Company developed additional e-commerce platforms at the direction of the CEO. The CEO approved the capital expenditures as previously described, limiting the CEO’s direct reports’ ability to make these decisions.
•Customer Relationships: The CEO is actively involved in customer negotiations, as well as maintaining key customer relationships throughout the business. The Company’s Customer Contract Policy limits the PVG and SSG Presidents’ approval of customer contracts at $5,000,000 in annual sales volume, noting however, the SSG and PVG Presidents have no authority to approve of customer credit decisions as those are approved through a finance personnel matrix reporting up to the CFO.
•Mergers and Acquisitions: CEO approval is required for acquisitions regardless of cost. The CEO’s direct reports are not permitted to make acquisition decisions unilaterally.
•Capital and Liquidity: Capital structure decisions, such as our common stock offering and credit agreement amendments executed in 2020, require the approval of the CEO, with Board oversight. The PVG and SSG Presidents are not permitted to make key treasury or capital decisions.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

(d)Expand on your discussion of how adjustments are made to the budget based on the CODM’s review, and how such adjustments are discussed and assigned among the CODM’s direct reports. Also, tell us whether the CODM is involved in assigning the adjustments to the budget among the various groups, and if so, what, if any, financial information is reviewed or discussed in assigning such adjustments.
The CODM’s review of the budget includes disaggregated sales information for PVG and SSG, consolidated gross margin, consolidated operating expenses (primarily expressed as a percentage of sales), and consolidated net income and net income per share. The CODM also reviews the consolidated non-GAAP measures related to gross margin, operating expenses, adjusted net income per share, EBITDA and EBITDA margin. Based on this review, the CEO assigns adjustments to align the proposed budget with the CEO’s goals and objectives. For sales, the CEO assigns adjustments at the group level based on consultation with the PVG and SSG Presidents. For expenses, the CEO does not assign expense adjustments at the group level as group level expenses are not included in the budget information submitted for review. Rather, expense adjustments are quantified and communicated by the CEO at the consolidated level. For example, the CEO may communicate the consolidated operating expense goal as a percentage of consolidated sales or consolidated gross margin. The CFO engages with the CEO’s direct reports to assign expense adjustments to operational or functional cost centers as needed to meet consolidated targets. The CEO’s direct reports, including the PVG and SSG presidents, are charged with executing on these tasks.
(e)Describe the basis for determining the compensation for the PVG and SSG group presidents, and the president of motorsports and commercial and specialty vehicles. In your response, also provide additional details about why the SSG and PVG presidents’ employment agreements include an incentive compensation agreement based on Group Target Adjusted EBITDA, and if this measure was used for determining compensation in prior periods, tell us what changed to cause the use of Company Adjusted EBITDA on a consolidated basis.
As direct reports of the CEO, the basis for determining the compensation for the PVG, SSG, and MCSV Presidents is reviewed each year by the Compensation Committee of the Board. The Compensation Committee engages an outside consultant to provide feedback on market competitiveness of the total compensation and the mix of compensation between base salary, bonus, and equity-based compensation.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

The employment agreements originally entered into with the PVG, SSG, and MCSV Presidents included bonus compensation based on three criteria: (1) Company Adjusted EBITDA, (2) Group or Divisional Adjusted EBITDA, and (3) individual performance rating as determined by the CEO. Notwithstanding the provisions in the employment agreements, the Company’s practice has been to use consolidated EBITDA to measure performance, rather than the Group or Divisional Adjusted EBITDA. For example, in fiscal years 2017, 2018 and 2019 the EBITDA achievement against target used to calculate the Group or Divisional Adjusted EBITDA bonus award for the PVG, SSG, and MCSV Presidents was consistent for all individuals and with consolidated EBITDA achievement of 110%, 110% and 103%. As set forth in the Proxy Statement filed on March 25, 2020, the Company acknowledges that the actual practice of computing bonus compensation based solely on consolidated EBITDA performance has been inconsistent with the language in its employment agreements. In August 2020, in conjunction with other changes in personnel and the Company’s executive bonus program, the Company formally amended its executive employment agreements, including those of the PVG and SSG Presidents, to remove the references to Group Adjusted EBITDA. These amendments were filed with the SEC on Form 8-K on August 10, 2020.
2.You state in your responses to comments 1 and 2 that the CODM “is provided with budgets and income statements that consolidate margins and income from operations…” You also state that the “[f]inancial information provided to the CODM includes budgeted and actual income statements, including a breakdown of revenue by operating group, but consolidating margins and income from operations.” Please clarify how these budgets and income statements “consolidate margins and income from operations” and what the reference to “consolidating margins” represents. If these budgets and income statements provided to the CODM include lower level information (e.g., SSG or PVG) that rolls up into consolidated amounts, describe the lower level information and how it is used by the CODM.
The budgets and income statements provided to the CODM include disaggregated sales information for SSG and PVG. Other than sales, the budgets and income statements are provided to the CODM at the consolidated level and do not include lower level information for SSG or PVG. The term “consolidate margins and income from operations” and “consolidating margins” were intended to convey that the information provided to the CODM includes gross margin and income information only at the consolidated Company level.

6634 Hwy 53
Braselton, GA 30517
1.800.349.7469
RIDEFOX.COM

3.You state in your responses to comments 1 and 2 that operating expenses are available for PVG and SSG, and it appears that some expense information for SSG and PVG is communicated to the CEO through weekly dashboard reports for SSG and PVG, such as freight and scrap expense. Please tell us what profitability and/or expense information for SSG and PVG is received by the CODM or the Board of Directors, the frequency that such information is provided, and how such information is used by the CODM and/or the Board of Directors.
The weekly dashboard referred to in our original response includes numerous performance indicators. Among these performance indicators, the information pertaining to profitability and/or expenses at the group level include sales, freight expense, scrap expense, and purchase price variances. Freight, scrap, and purchase price variances were requested by the CEO due to initiatives to improve in these areas and a desire to have increased visibility and accountability in these specific expense areas. The expense dashboard information does not contain information regarding gross margin or overall profitability and is not sufficient discrete financial information to drive key operating decisions. Accordingly, the expense information in the dashboard is not used to allocate resources or assess the overall profitability of the business at the group level. The expense information noted above is not used by the Board to track performance.
The Company believes its current disclosure as one operating and reportable segment is consistent with the principles of ASC 280 and reflects the level at which the CODM regularly reviews results in order to allocate resources and assess performance. As with any accounting determination requiring the judgment of management, the Company will continue to reassess this conclusion to the extent that facts and circumstances change in the future.
We hope that you will find the Company’s response to the comment of the Commission’s Staff helpful. If further information regarding any aspect of this response letter is required, please contact the Company, Attention: CFO, Scott R Humphrey, at (706) 471-5231 or shumphrey@ridefox.com.

Sincerely,

/s/ Scott R Humphrey
Scott R Humphrey
Chief Financial Officer
Fox Factory Holding Corp.

cc:  Michael Dennison, Fox Factory Holding Corp.
Alison N. LaBruyere, Squire Patton Boggs (US) LLP
Martin James, Securities and Exchange Commission